

Mail Stop 3030

December 17, 2009

Via U.S. Mail

Mr. Stephen J. Fanning
Chief Executive Officer
Solta Medical, Inc.
25881 Industrial Boulevard
Hayward, CA   94545

> **Re:** **Solta Medical, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 1-33123**

Dear Mr. Fanning:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief